08053806

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail
Mail Processing
Section

JUN 25 2008

Washington, DC
109

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2007.

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from ___________ to ___________

Commission file number 333-75362

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Masco Services Group Corp. 401(k) Plan
(formerly known as Masco Contractor Services, Inc. 401(k) Plan)

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Masco Corporation
21001 Van Born Road
Taylor, Michigan 48180

PROCESSED
JUN 27 2008
THOMSON REUTERS

The exhibit index appears on page 14.

01

MASCO SERVICES GROUP CORP. 401(k) PLAN
(formerly known as Masco Contractor Services, Inc. 401(k) Plan)

TABLE OF CONTENTS

Note: Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Plaza
1900 St. Antoine Street
Detroit, MI 48226-2263
Telephone (313) 394 6000
Facsimile (313) 394 6555

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
Masco Services Group Corp. 401(k) Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Masco Services Group Corp. 401(k) Plan (formerly known as Masco Contractor Services, Inc. 401(k) Plan) (the "Plan") at December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2007 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Detroit, Michigan
June 24, 2008

MASCO SERVICES GROUP CORP. 401(k) PLAN
(formerly known as Masco Contractor Services, Inc. 401(k) Plan)

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2007 and 2006

ASSETS

	2007	2006
Investments, at fair value:		
Mutual funds	$185,707,824	$168,360,373
Masco Corporation Company Stock Fund	4,059,182	6,549,010
Participant loans receivable	6,991,554	6,134,360
Total investments	196,758,560	181,043,743
Receivables:		
Employer contributions	101,732	106,929
Participant contributions	445,747	477,720
Net assets from plan mergers (Note A)	---	603,471
Total receivables	547,479	1,188,120
NET ASSETS AVAILABLE FOR BENEFITS	$197,306,039	$182,231,863

The accompanying notes are an integral part of the financial statements.

MASCO SERVICES GROUP CORP. 401(k) PLAN
(formerly known as Masco Contractor Services, Inc. 401(k) Plan)

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

for the year ended December 31, 2007

Additions:	
Investment activity:	
Net appreciation in fair value of investments	$ 1,652,851
Interest and dividend income	15,532,401
Total investment activity	17,185,252
Participant contributions	19,614,712
Employer contributions	4,084,844
Other, net	59,866
Total additions	40,944,674
Deductions:	
Benefit payments	26,272,537
Other, net	42,841
Total deductions	26,315,378
Transfers:	
Net transfers into the Plan (Note A)	444,880
Net increase	15,074,176
Net assets available for benefits:	
Beginning of year	182,231,863
End of year	$197,306,039

The accompanying notes are an integral part of the financial statements.

MASCO SERVICES GROUP CORP. 401(k) PLAN
(formerly known as Masco Contractor Services, Inc. 401(k) Plan)

NOTES TO FINANCIAL STATEMENTS

A. Description of Plan:

The following description of the Masco Services Group Corp. ("Company") 401(k) Plan ("Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions. Effective October 1, 2007, the Plan name changed from Masco Contractor Services, Inc. 401(k) Plan to Masco Services Group Corp. 401(k) Plan.

1. *General.* The Plan is a defined contribution plan covering salaried and hourly employees at certain divisions and subsidiaries of the Company. Eligible employees may participate in the Plan on their date of hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

2. *Contributions.* Participants may contribute up to 50 percent (varying by division or subsidiary) of their pretax annual compensation, as defined in the Plan, not to exceed $15,500 in 2007. All employees who are eligible to make salary reductions under this Plan and who have attained the age of 50 before the close of the Plan Year shall be eligible to make catch-up contributions which were limited to $5,000 in 2007. Participants may also make rollover contributions representing distributions from individual IRAs or other employers' tax-qualified plans. Participants may direct contributions in one percent increments in any of the various investment options. These options include professionally managed mutual funds and the Masco Corporation Company Stock Fund and vary in their respective strategies, risks and goals. Participants may change their investment options daily. The Company makes matching and/or profit sharing contributions in accordance with the provisions of the Plan. These Company contributions, if applicable, vary by division or subsidiary and are invested pursuant to the participant's investment election. Contributions are subject to certain limitations.

3. *Participant Accounts.* Each active participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions (if applicable), and (b) Plan earnings. Allocations are based on participants' earnings or account balances, as defined in the Plan. Plan administrative expenses are paid by Masco Corporation and not charged to participants' accounts. Certain expenses may be incurred by individual participants for special services relating to their account. These costs are charged directly to the individual participant's account. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

4. *Vesting and Forfeited Employer Contributions.* Participants are immediately vested in their contributions plus actual earnings thereon. Vesting varies by division or subsidiary, but generally, participants are immediately vested in the Company matching and/or profit sharing contribution plus earnings thereon. At December 31, 2007 and December 31, 2006, forfeited nonvested employer contributions totaled $302 and $10,187, respectively, and the forfeited amounts were used in each succeeding year to reduce employer contributions and plan fees.

A. Description of Plan, concluded:

5. *Voting Rights.* Each participant who has an interest in the Company Stock Fund is entitled to exercise voting rights attributable to the shares allocated to his or her Company Stock Fund account and is notified by the trustee prior to the time that such rights are to be exercised. If the trustee does not receive timely instructions, the trustee itself or by proxy shall vote all such shares in the same ratio as the shares with respect to which instructions were received from participants.

6. *Participant Loans Receivable.* Generally, participants may borrow from their pretax or rollover contribution accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. Loan terms may range from 1-15 years. The loans are collateralized by the balance in the participant's account and generally bear interest at a rate equal to the Prime Rate on the date of application for the loan. Principal and interest is paid ratably through monthly payroll deductions. Loans outstanding at December 31, 2007 are due at various dates through 2022 and bear interest at rates ranging from 4.0% to 11.5%.

7. *Payment of Benefits.* Generally, after separation from service due to termination, death, disability or retirement, a participant may elect to receive an amount equal to the value of the participant's vested interest in his or her account in either a single lump-sum amount or in annual installments over a period not to exceed five years. In-service and hardship withdrawals are distributed in a single lump-sum payment.

During 2007, several transfers were executed within the Masco Services Group Corp. 401(k) Plan, Masco Services Group Corp. Hourly 401(k) Plan and the Masco Corporation Hourly and Salaried 401(k) Plans in an effort to consolidate multiple accounts held by participants of the plans. In some cases, participants held accounts in more than one plan. As a result of these transfers, participants affected by the account consolidation now have a single account in the plan in which they are currently active. Total transfers of net assets into the Plan amounted to $444,880.

Effective January 1, 2007, BuildLogix, Inc. was added as a currently participating employer.

Effective January 1, 2007, Energysense, Inc. was added as a currently participating employer.

Effective December 31, 2006, Builder Services Group, d.b.a., Root Industries, was added as a currently participating employer. As a result of this event, the related net assets of $603,471 transferred into the Plan in January 2007 and were reflected as a receivable in the accompanying financial statement as of December 31, 2006.

B. Summary of Significant Accounting Policies:

The following is a summary of significant accounting policies (in accordance with accounting principles generally accepted in the United States of America) followed in the preparation of these financial statements.

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of additions and deductions during the reporting period. Actual results could differ from these estimates and assumptions.

Risks and Uncertainties

The Plan provides for various investment options in mutual funds and other investment securities. Investment securities are exposed to various risks, including interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is reasonably possible that changes in risks in the near term could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

Investment Valuation and Income Recognition

Investments, excluding the Guaranteed Investment Contract (GIC) contained within the Blended Income Fund, are stated at fair value as determined by Fidelity Pricing and Cash Management Services, Inc. using quoted market prices at December 31, 2007 and 2006. Participant loans are valued at their outstanding balances, which approximate fair value.

The Guaranteed Investment Contract is stated at contract value of $4,004,507 (contributions made under the contract plus interest at a 3.00% rate) and approximates fair value at December 31, 2007. FSP AAGINV-1 and SOP 94-1-1 (the "FSP") provides guidance with respect to the financial statement presentation and disclosure for certain investment contracts held by defined contribution plans, including Guaranteed Investment Contracts such as the one held by the Plan in the Blended Income Fund. The Plan considered the disclosure requirements and determined that the impact was immaterial, thus the disclosures have not been added to the financial statements.

Investment transactions are reflected on a trade-date basis. Interest income is recognized on the accrual basis of accounting. Dividend income is recorded on the ex-dividend date. Income from other securities is recorded as earned on an accrual basis.

B. **Summary of Significant Accounting Policies,** concluded:

The Plan presents in the statement of changes in net assets available for benefits the net appreciation in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) of those investments.

Payment of Benefits

Benefits are recorded when paid.

Recently Issued Accounting Pronouncements

In September, 2006, the FASB issued SFAS No. 157, "Fair Value Measurements," ("SFAS No. 157"). SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. The adoption of SFAS No. 157 is effective for the Plan year beginning January 1, 2008 and is not expected to have a material effect on the Plan's financial statements.

C. **Investments:**

The following investments represent five percent or more of the Plan's net assets at December 31, 2007 and 2006.

	2007	2006
Fidelity Magellan® Fund, 142,539 and 130,951 shares, respectively	$13,380,170	$11,722,711
Blended Income Fund, 24,964,250 and 30,933,016 shares, respectively	$24,964,250	$30,933,016
Fidelity Equity Income II Fund, 693,151 and 653,561 shares, respectively	$15,928,616	$15,842,321
Fidelity Independence Fund, 517,685 and 521,467 shares respectively	$14,593,547	$11,451,411
Artisan Mid Cap Fund-Investor Class, 413,752 and 366,525 shares, respectively	$12,801,486	$11,164,342
Fidelity Overseas Fund, 216,427 and 201,194 shares, respectively	$10,472,898	$ 9,013,501

During 2007, the Plan's investments (including gains and losses on investments sold during the year, as well as investments held at year-end) appreciated in value by $1,652,851 as follows:

Mutual Funds	$ 3,233,930
Masco Corporation Company Stock Fund	(1,581,079)
	$ 1,652,851

The Masco Corporation Company Stock Fund is made up of Masco Corporation Common Stock totaling $3,969,256 and cash and money market investments of $89,926.

D. **Income Tax Status:**

The Internal Revenue Service determined and informed the Company by letter dated October 21, 2002 that the Plan is designed in accordance with the applicable sections of the Internal Revenue Code ("Code"). The Plan has since been amended; however, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

E. **Plan Termination:**

Although the Company has not expressed an intent to do so, the Company has the right at any time to discontinue its contributions and to terminate the Plan subject to the provisions of ERISA. At the date of any such termination, the Administrative Committee of the Masco Services Group Corp. 401(k) Plan shall direct the Trustee to distribute to the participants all assets of the Plan, net of any termination expenses, which will be prorated among the participants' accounts.

F. **Related Party Transactions:**

Certain Plan investments are shares of mutual funds managed by Fidelity. Fidelity is also the trustee as defined by the Plan and, therefore, the purchases and sales qualify as party-in-interest transactions. There were no fees paid by the Plan for investment management services for the year ended December 31, 2007.

G. **Subsequent Event:**

Effective January 1, 2008, Masco Contractor Services of California, Inc. (formerly Schmid Insulation Contractors, Inc.) was added as a currently participating employer.

MASCO SERVICES GROUP CORP. 401(k) PLAN

(formerly known as Masco Contractor Services, Inc. 401(k) Plan)

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2007

(a)	(b) Identity of Issuer, Borrower or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value and Number of Shares Outstanding	(d) Cost[1]	(e) Current Value
*	Franklin Templeton Group of Funds	Templeton Developing Markets Trust-Class A 192,139 shares		$ 5,860,236
*	American Beacon Advisors	American Beacon Small Cap Value Fund-PA Class 405,945 shares		6,990,371
*	Artisan Partners Limited Partnership	Artisan Mid Cap Fund-Investor Class 413,752 shares		12,801,486
*	JP Morgan Investment Management	JP Morgan Mid Cap Value Fund-Institutional Class 203,746 shares		4,997,901
*	The Managers Funds LLC	Managers Special Equity Fund 87,643 shares		5,631,930
*	Pacific Investment Management Series	PIMCO Total Return Fund-Administrative Class 671,165 shares		7,174,749
*	Wellington Management Company, LLP	Vanguard Wellington Fund-Admiral Class 21,113 shares		1,189,524
*	Fidelity Institutional Retirement Services Company	Fidelity Fund 149,215 shares		5,946,203
		Fidelity Magellan® Fund 142,539 shares		13,380,170
		Fidelity Intermediate Bond Fund 878,725 shares		8,919,054
		Fidelity Independence Fund 517,685 shares		14,593,547
		Fidelity Overseas Fund 216,427 shares		10,472,898
		Fidelity Low-Priced Stock Fund 92,470 shares		3,803,297
		Fidelity Equity Income II Fund 693,151 shares		15,928,616
		Fidelity Diversified International Fund 201,489 shares		8,039,416
		Blended Income Fund 24,964,250 shares		24,964,250
		Spartan® U.S. Equity Index Fund 122,404 shares		6,352,755

MASCO SERVICES GROUP CORP. 401(k) PLAN

(formerly known as Masco Contractor Services, Inc. 401(k) Plan)

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR), Concluded

December 31, 2007

(a)	(b) Identity of Issuer, Borrower or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value and Number of Shares Outstanding	(d) Cost[1]	(e) Current Value
*	Fidelity Institutional Retirement Services Company, concluded	Fidelity Freedom Income Fund® 53,805 shares		616,063
		Fidelity Freedom 2000 Fund® 18,046 shares		223,225
		Fidelity Freedom 2005 Fund℠ 13,341 shares		157,296
		Fidelity Freedom 2010 Fund® 353,092 shares		5,232,822
		Fidelity Freedom 2015 Fund℠ 120,854 shares		1,507,047
		Fidelity Freedom 2020 Fund® 226,121 shares		3,574,978
		Fidelity Freedom 2025 Fund℠ 158,306 shares		2,086,470
		Fidelity Freedom 2030 Fund® 371,902 shares		6,143,823
		Fidelity Freedom 2035 Fund℠ 144,741 shares		1,980,052
		Fidelity Freedom 2040 Fund® 558,665 shares		5,435,810
		Fidelity Freedom 2045 Fund® 97,634 shares		1,108,145
		Fidelity Freedom 2050 Fund® 52,116 shares		595,690
		Masco Corporation Company Stock Fund 556,052 shares		4,059,182
		Masco Corporation Company Stock	$3,969,256	
		Cash and Money Market	$89,926	
	Participant Loans	Ranging 1-15 years maturity with Rates of Interest, 4.0% - 11.5%		6,991,554
				$ 196,758,560

[1]Historical cost information is no longer required on the Schedule of Assets (Held at End of Year) for participant directed investments.

* These investments are with a party-in-interest.

MASCO SERVICES GROUP CORP. 401(k) PLAN
(formerly known as Masco Contractor Services, Inc. 401(k) Plan)

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Masco Services Group Corp. 401(k) Plan

By: Masco Corporation, Plan Administrator of the Masco Services Group Corp. 401(k) Plan

Date: June 24, 2008 By: ______________________________

John G. Sznewajs
Vice President, Treasurer and
Chief Financial Officer
Authorized Signatory

MASCO SERVICES GROUP CORP. 401(k) PLAN
(formerly known as Masco Contractor Services, Inc. 401(k) Plan)

EXHIBIT INDEX

Exhibit Number	Description
23	Consent of PricewaterhouseCoopers LLP relating to the Plan financial statements

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Plaza
1900 St. Antoine Street
Detroit, MI 48226-2263
Telephone (313) 394 6000
Facsimile (313) 394 6555

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-75362) of Masco Corporation of our report dated June 24, 2008 relating to the financial statements of Masco Services Group Corp. 401(k) Plan (formerly known as Masco Contractor Services, Inc. 401(k) Plan) which appears in this Form 11-K.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Detroit, Michigan
June 24, 2008

END